Exhibit 12.1

Ratio of Earnings to Fixed Charges—Calculation

	Year Ended December 31,
	2000	2001		2002	2003	2004
Income (loss) before extraordinary item and cumulative impact of change in accounting principle	$(36,683)	$(5,059)		$35,127	$7,563	$(41,542)
Add back:
Interest expense and fees, net	24,873	18,112		11,113	14,400	17,920
25% of total rent expense	194	168		174	254	481
Total fixed charges	25,067	18,280		11,297	14,654	18,401

Income (loss) before extraordinary items, cumulative effect of change in accounting principles and fixed charges	(11,616)	13,221		46,414	22,217	(23,142)
Ratio of earnings to fixed charges	— *	—	*	4.1	1.5	— *

*	For the years ended December 31, 2000, 2001 and 2004 income was insufficient to cover fixed charges.

	Year Ended December 31,
Rent Expense	2000	2001	2002	2003	2004
Wise Alloys LLC	$514	$415	$518	$462	$678
Wise Metals Group LLC	262	258	179	153	164
Wise Recycling LLC				401	1,080

Total Rent Expense	776	673	697	1,016	1,922

25% Rent Expense	194	168	174	254	481